Exhibit 99.1

CM Seven Star Announces Consummation of Business Combination with Renren Inc.’s Kaixin Auto Group

BEIJING, May 01, 2019 (GLOBE NEWSWIRE) -- CM Seven Star Acquisition Corporation (“CM Seven Star”) (NASDAQ: CMSS), a blank check company formed for the purpose of entering into a business combination with one or more businesses, and Renren Inc. (“Renren”) (NYSE: RENN), which operates a used car business and SaaS business, today announced the successful consummation of the previously announced transaction contemplated by the share exchange agreement dated as of November 2, 2018 by and among CM Seven Star, Kaixin Auto Group (“Kaixin”) and Renren (the “Share Exchange Agreement”), and approved by CM Seven Star shareholders on April 29, 2019.

Upon the closing of the transactions contemplated in the Share Exchange Agreement in which CM Seven Star acquired 100% of the issued and outstanding securities of Kaixin, Renren received approximately 28.3 million ordinary shares of CM Seven Star, representing 71.7% of the total outstanding shares of CM Seven Star. An additional 4.7 million ordinary shares of CM Seven Star will be issued in exchange for currently outstanding options in Kaixin or reserved for issuance under the equity incentive plan of CM Seven Star. Additionally, 19.5 million earnout shares were issued in escrow. Approximately 20.4 million ordinary shares were redeemed in connection with the closing of the transaction. Kaixin has raised a total of $30.9 million from the business combination and related transactions, including $2.4 million that remains in the trust account established for the benefit of CM Seven Star’s public shareholders following the redemption and $28.5 million from convertible loans and a private placement.

Renren may be entitled to receive earnout shares as follows: (1) if the combined company’s gross revenue for the year ended December 31, 2019 is greater than or equal to RMB 5,000,000,000, Renren is entitled to receive 1,950,000 ordinary shares of CM Seven Star; (2) if the combined company’s adjusted EBITDA for the year ended December 31, 2019 is greater than or equal to RMB 150,000,000, Renren is entitled to receive 3,900,000 ordinary shares of CM Seven Star, increasing proportionally to 7,800,000 ordinary shares if Company’s adjusted EBITDA is greater than or equal to RMB 200,000,000; and (3) if the combined company’s adjusted EBITDA for the year ended December 31, 2020 is greater than or equal to RMB 340,000,000, Renren is entitled to receive 4,875,000 ordinary shares of CM Seven Star, increasing proportionally to 9,750,000 ordinary shares if the combined company’s adjusted EBITDA is greater than or equal to RMB 480,000,000.  Notwithstanding the revenue and adjusted EBITDA achieved by the combined company for any period, Renren will receive the 2019 earnout shares if the stock price of CM Seven Star is higher than $13.00 for any sixty days in any period of ninety consecutive trading days during an fifteen month period following the closing, and will receive the 2019 earnout shares and the 2020 earnout shares if the stock price of CM Seven Star is higher than $13.50 for any sixty days in any period of ninety consecutive trading days during a thirty month period following the closing.

CM Seven Star’s company name has been changed to Kaixin Auto Holdings and its ticker symbol on the Nasdaq stock exchange will change from “CMSS” to “KXIN” effective at the start of trading on May 2, 2019.  No action is needed from current CM Seven Star shareholders in relation to the ticker symbol change. The new CUSIP is G5223X100.

Kaixin will continue to be led by its current management team with Joseph Chen as Chairman of the Board of Directors, Ji Chen as Chief Executive Officer and Thomas Ren as Chief Financial Officer. Kaixin will remain headquartered in Beijing, China.

Sing Wang, Chief Executive Officer of CM Seven Star, said, “Kaixin’s leadership has done a terrific job creating one of the leading premium segment nationwide used car dealership networks offering value-added and after-sales services in China. The evolution of the automobile market sales cycle in China is ripe for the value-added benefits that Kaixin’s differentiated model delivers.  We are excited about the ways this transaction will leverage Kaixin’s dealership network platform to bring exciting growth and solid shareholder value.”

Joseph Chen, Chairman of Kaixin and Chairman & Chief Executive Officer of Renren Inc., added, “We are delighted to achieve this milestone and welcome our new shareholder partners. Sing and his team have been exceptional partners throughout this process. We have a solid foundation in place and look forward to further scaling our operations to bring our proven market solutions to even more dealerships in China in this new chapter of growth.”

EarlyBirdCapital, Inc. acted as exclusive financial and capital markets advisor to CM Seven Star. Loeb & Loeb LLP acted as securities counsel for CM Seven Star.  Skadden, Arps, Slate, Meagher & Flom LLP acted as U.S. counsel for Renren. Simpson Thacher & Bartlett LLP acted as U.S. counsel for Kaixin. Maples & Calder (Hong Kong) LLP acted as Cayman counsel for Renren and Kaixin.  TransAsia Lawyers acted as PRC counsel for Kaixin.

About CM Seven Star

In October of 2017, CM Seven Star Acquisition Corporation, a Cayman Islands exempted limited liability company completed its initial public offering. Sponsored by Shareholder Value Fund, a Cayman fund controlled by members of its Board of Directors, which has selected CM Asset Management (Hongkong) Company Limited (“CMAM”) to serve as the investment manager for the fund. CMAM is a wholly owned subsidiary of China Minsheng Financial Holding Corporation Limited, a Hong Kong Stock Exchange listed Company. CM Seven Star was formed as a blank check company for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities. CM Seven Star’s efforts to identify a prospective target business will not be limited to a particular industry or geographic location.

About Renren Inc.

Renren Inc. operates a used auto business and SaaS business. Renren’s American depositary shares, each of which represents fifteen Class A ordinary shares, trade on NYSE under the symbol “RENN”.

About Kaixin Auto Group

Founded in 2015 as a venture into China’s used car financing market by its corporate parent Renren Inc., Kaixin Auto Group is a leading premium used car dealership in China. Supported by the rapid growth of China’s used car market and leveraging its own hybrid business model that offers both strong online and offline presence, Kaixin has transformed from a tech-enabled financing platform into a nationwide dealer network that combines its own and affiliated dealers as well as value-added and after-sale services.

Important Notice Regarding Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended. Statements that are not historical facts, including statements about the pending transaction between CM Seven Star Acquisition Corporation (“CM Seven Star”), Renren Inc. (“Renren”) and Kaixin Auto Group (“Kaixin”) and the transactions contemplated thereby, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transaction, including the anticipated initial enterprise value and post-closing equity value, the benefits of the proposed transaction, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

Such risks and uncertainties include, but are not limited to: (i) risks related to the ability of CM Seven Star and Kaixin to successfully integrate the businesses; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; (iii) the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of Kaixin or CM Seven Star; (iv) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (v) the risk that any announcements relating to the transaction could have adverse effects on the market price of CM Seven Star’s common stock; (vi) the risk that the transaction and its announcement could have an adverse effect on the ability of Kaixin and CM Seven Star to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; and (vii) the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies. A further list and description of risks and uncertainties can be found in CM Seven Star’s Annual Report on Form 10-K for the fiscal year ending December 31, 2018 filed with the SEC, in CM Seven Star’s quarterly reports on Form 10-Q filed with the SEC subsequent thereto and in the proxy statement on Schedule 14A filed with the SEC by CM Seven Star in connection with the transaction, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and CM Seven Star, Renren, Kaixin, and their subsidiaries undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

For more information, please visit: http://ir.kaixin.com

For investor and media inquiries, please contact:

In China:
The Piacente Group, Inc.
Ross Warner
Tel: +86 (10) 5730-6201
Email: Kaixin@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Jean Marie Young
Tel: +1-212-481-2050
Email: Kaixin@tpg-ir.com

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